# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AdaptHealth Corp., CIK 0001725255
CUSIP: 00653Q102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 220 West Germantown Pike, Suite 250, Plymouth Meeting, Pennsylvania (PA), 19462
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001080298

## Reporting persons
- REINHART PARTNERS, LLC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Wisconsin (WI); does not affirm membership in a group (box b); sole voting power 6,576,074; shared voting power 0; sole dispositive power 7,236,262; shared dispositive power 0; aggregate amount beneficially owned 7,236,262 (5.4% of the class)

## Item 1. Issuer
Name of issuer: AdaptHealth Corp.
Address of issuer's principal executive offices: 220 West Germantown Pike, Suite 250, Plymouth Meeting, PENNSYLVANIA, 19462

## Item 2. Person Filing
Name of person filing: Reinhart Partners, LLC. 39-1711628
Address of principal business office or, if none, residence:
11090 N. Weston Drive
Mequon, WI 53092
Citizenship: Wisconsin

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7236262
Percent of class: 5.37
Sole power to vote or to direct the vote: 6576074
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7236262
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- REINHART PARTNERS, LLC.: Sandi King, President & CCO (05/15/2025)